VEDDERPRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

2007 DEC 19 A 4: 01

December 17, 2007

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

PROCESSED
DEC 26 2007
THOMSON
FINANCIAL

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

12/20

CLZ/kc
Enclosures
cc: Mr. Chris Yarbrough
Mr. Byron D. Hittle

CHICAGO/#1653101.7

07028715

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OR COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated November 1, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified November 2, 2007
- Henderson Group plc – Key Dates dated November 2, 2007
- Henderson Group plc – Trading Updated dated November 29, 2007
- Henderson Group plc – Response to ASX Query re Recent Trading in HGI Securities dated November 29, 2007

File No. 82-34758

Henderson Group plc

Update of number of securities quoted on ASX,
Voting Rights and Capital

1 November 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during October 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 31 October 2007, Henderson Group plc's capital consisted of 724,473,712 shares with voting rights. Henderson Group plc holds nil shares in Treasury.

The above figure, 724,473,712, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	564,629,720 At 30 September 2007 2,039,755 Net transfers to 15 October (113,333,895) '4 for 5' share consolidation (5,758,865) Net transfers from 22 October 447,576,715 At 31 October 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
447,576,715	CDIs

+ See chapter 19 for defined terms.

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	724,473,712	Fully paid ordinary shares quoted on the LSE

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	
18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19 Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 November 2007...........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

= = = = =

+ See chapter 19 for defined terms.

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	AMP Limited, AMP Life Limited and AMP Capital Investors Limited
4. Full name of shareholder(s) (if different from 3.):	Stichting Pensionfonds Hoogovens, Stichting Pensionfonds ABP, ARIA Scheme, State Authority Superannuation Enhanced Index Share Fund, Government Employees Superannuation Board, Commonwealth Bank Officers Superannuation Corporation Pty Limited as trustee for the Officers' Superannuation Fund and Government Employees Superannuation Board of WA – Sustainable Fund

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	1 November 2007
6. Date on which issuer notified:	2 November 2007
7. Threshold(s) that is/are crossed or reached:	4% (crossing above 4%)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary shares (via CHESS Depositary Interests)	33,282,169	33,282,169	32,670,888	20,700,152	11,970,736	2.86%	1.65%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
32,670,888	4.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
AMP Life Limited is an indirect wholly owned subsidiary of AMP Limited. AMP Capital Investors Limited is an indirect wholly owned subsidiary of AMP Limited.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 24, AMP Sydney Cove Building 33 Alfred Street Sydney New South Wales 2000 Fax: +61 2 9257 7178
14. Contact name:	James Crook, Senior Legal Counsel, AMP Capital Investors Limited
15. Contact telephone number:	+61 2 9257 1512

Henderson Group plc

Key dates

2 November 2007

Henderson Group plc wishes to confirm the following key dates in the first half of 2008:

2008	Timetable
27 February	2007 full-year results announcement
1 May	Annual General Meeting
5 May	CDIs trade on the ASX on an ex-dividend basis
7 May	Ordinary Shares trade on the LSE on an ex-dividend basis
9 May	Record Date for 2007 final dividend
15 May	Interim Management Statement[1]
30 May	2007 final dividend payment date[2]

[1] In accordance with the EU Transparency Directive and revised UK Listing Authority rules, Henderson Group plans to release its first Interim Management Statement on 15 May 2008.

[2] Payment of the 2007 final dividend is subject to shareholder approval at the 2008 Annual General Meeting on 1 May 2008.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No 2072534
ABN 30 106 988 836

Notes to editors

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries
United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Peter Brookes
+61 (0) 2 9252 0622

Henderson Group plc

Trading update

29 November 2007

Henderson Group plc ('Henderson Group' or 'Group') is updating the market today on its operational performance during the ten month period to 31 October 2007 and its current outlook for the business. The Group will report its 2007 full-year results on 27 February 2008.

2007 full-year profit range

Assuming markets do not deteriorate materially from today's levels, we expect Group profit before tax and non-recurring items to be within the range of £101 million and £106 million for the full-year 2007. This represents an increase of approximately 23% to 29% on the comparable figure for the previous year.

Assets under management and fund flows

£bn	Opening AUM 1 Jan 2007	Net flows 1H07	Market/ FX 1H07	Closing AUM 30 June 2007	Net Flows Jul – Oct 2007	Market/ FX Jul – Oct 2007	Closing AUM 31 Oct 2007
Higher margin	26.5	0.4	0.9	27.8	0.4	0.2	28.4
Lower margin Institutional	14.9	(0.7)	0.5	14.7	(0.4)	0.2	14.5
Pearl	20.5	(1.8)	0.4	19.1	(1.5)	0.8	18.4
Total	61.9	(2.1)	1.8	61.6	(1.5)	1.2	61.3

As expected, market volatility in the second half of 2007 has produced a more challenging environment for fund flows. Nevertheless, net inflows into higher margin business in the four months July to October 2007 ('the period') were £0.4 billion, similar to the first half of 2007.

Higher margin business won in the period included net inflows into US Wholesale (£0.5 billion), Hedge funds (£0.2 billion) and UK/Europe direct Property funds (£0.3 billion) which more than offset net outflows from Horizon (£0.4 billion, mostly due to outflows from property securities funds), Investment Trusts (£0.1 billion) and UK Wholesale (£0.1 billion).

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

In the same period, the lower margin Institutional business saw net outflows of £0.4 billion (1H07: £0.7 billion net outflow) and there were net outflows from Pearl Group ('Pearl') of £1.5 billion (1H07: £1.8 billion net outflow).

Positive market and foreign exchange rate movements added £1.2 billion (1H07: £1.8 billion), resulting in total assets under management of £61.3 billion at 31 October 2007, compared to £61.6 billion at 30 June 2007. Total assets under management at 31 October 2007, therefore, comprised higher margin business of £28.4 billion (30 June 2007: £27.8 billion), lower margin Institutional business of £14.5 billion (30 June 2007: £14.7 billion) and Pearl £18.4 billion (30 June 2007: £19.1 billion).

As indicated above, our direct Property business continues to grow. Property assets under management at 31 October 2007 were £8.7 billion with an, as yet, uninvested pipeline of new business of £1.9 billion. Property assets under management include approximately £0.7 billion of open-ended funds. We expect redemptions during the second half of 2007 of approximately £30 million from these funds which are being processed in an orderly manner.

Also as indicated above, our Hedge fund business grew during the period. Long term performance in this area remains strong (see below).

Our structured products business remains robust with assets under management of £1.7 billion at 31 October 2007, similar to the half year-end.

We flagged in May of this year that we expected Pearl to withdraw approximately £5 billion of its funds in June 2007. This withdrawal is still outstanding, although we believe it will take place in early 2008. Pearl has also recently given notice of its intention to withdraw a further circa £4 billion of assets, expected in early 2008. As previously stated, the investment management and other related agreements, entered into with Pearl in June 2006, allow Pearl flexibility to withdraw and/or re-allocate its assets. As such we cannot predict movements in Pearl funds. However, if actual fees fall below certain thresholds, Pearl has agreed to make compensation payments to Henderson to make good the shortfall, until April 2015. The withdrawals referred to above are not expected to have any significant impact on future earnings relative to previous assumptions.

In addition, the Pearl Staff Pension Scheme, an Institutional client, has recently given notice of its intention to withdraw Henderson's mandate to manage its assets, currently approximately £1.8 billion. These assets are expected to be withdrawn either by the end of 2007 or in early 2008, and account for approximately £2 million per annum of Henderson revenues.

Investment performance
Based on the value of funds achieving or beating their benchmarks, investment performance as a whole has remained satisfactory in the period. US Mutual funds, key sectors in UK Wholesale funds and structured products performed well. In addition, investment performance in our core Institutional business has been good. Long term performance in Hedge funds, the Horizon SICAV range and Investment Trusts remains good or satisfactory, although some short-term performance is slightly disappointing and we will continue to focus on improving this.

Approximately half of our direct Property funds by value are subject to absolute return rather than peer group benchmarks. Long term investment performance remains excellent, although current market conditions are more challenging.

Transaction and performance fees
Transaction fees are expected to amount to approximately £17 million for the full year 2007, less than the amount achieved last year (£24.6 million), mainly due to the slower pace of Property investment. We are confident of achieving our guidance of £13 million for net performance fees in the second half of 2007, bringing net performance fees for the full year 2007 to approximately £48 million.

Cost to income ratio
We currently expect to beat our cost to income ratio target for Henderson of 70% for the full year 2007, largely as a result of profitable revenue growth. Assuming markets remain at least equal to their current levels throughout November and December, then the cost to income ratio for 2007 will be approximately 68% (FY06: 72.6%). We plan to achieve further incremental improvements in this ratio in future years, subject to benign markets.

Corporate
Corporate costs are likely to be slightly lower than the £10 million previously indicated, whereas Corporate net interest income is still expected to be between £6 million and £7 million in 2007. We do not expect any significant change in Corporate costs in 2008 compared to 2007. However, due to lower cash balances following the special dividend in October 2007 and the cost of servicing the debt we raised in May of this year, we expect Corporate net interest to turn negative next year, approximately £12 million before tax relief, assuming no material changes in interest rates.

Tax
We still expect the effective tax rate on Group profits from continuing operations, excluding non-recurring items, to be between 10% and 15% for 2007 and 2008, reverting closer to the standard UK corporate tax rate in 2009 or 2010.

2007 Return of cash and share consolidation
We paid a special dividend of 27.6 pence per share and an interim dividend of 1.66 pence per share on 29 October. The payment of the special dividend was combined with a 4:5 share consolidation and, as a result, issued share capital reduced to 724,473,712 voting shares at 31 October 2007. The Group does not expect to make any further substantial returns to shareholders in the foreseeable future. The dividend cover for 2007 dividends is expected to remain at approximately two times, although the Board will review this in 2008.

Summary and outlook
Given the degree of market volatility experienced in the period, the overall performance of the Group for the year is encouraging. Although we expect markets to remain challenging in the near-term, our diversity continues to generate opportunities for further growth. We have a number of fund launches in progress and more planned for next year. We aim to build on the generally good investment performance in our higher margin business areas, address performance in weaker areas and build on the recent improvements in our Institutional business. Overall, the prospects for the business remain sound.

Notes to editors

About Henderson Group plc

Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.3 billion assets under management (as at 31 October 2007) and employs around 950 people worldwide.

About CHESS Depositary Interests

In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information

www.henderson.com or

Investor enquiries

Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries

United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Peter Brookes
+61 (0) 2 9252 0622

File No. 82-34758

RECEIVED

2007 DEC 19 A [illegible]

[illegible]

Henderson Group plc

Response to ASX query re recent trading in HGI securities

29 November 2007

Click on the link below for the response from Henderson Group plc (Group) to a query from the Australian Securities Exchange (ASX) regarding recent trading in the Group's securities.

http://www.rns-pdf.londonstockexchange.com/rns/7520i_-2007-11-29.pdf

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.3 billion assets under management (as at 31 October 2007) and employs around 950 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries
United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Pip Green/ Peter Brookes
+61 (0) 2 9252 0622

END